Exhibit 99.2

CLAUDE RESOURCES INC.

Notice of Annual and Special Meeting of Shareholders

TAKE NOTICE that the Annual and Special Meeting (the "Meeting") of the shareholders of CLAUDE RESOURCES INC. (the "Corporation") will be held at the Saskatoon Club, Upper Lounge, 417 - 21st Street East, Saskatoon, Saskatchewan, on Thursday the 7th day of May, 2015 at the hour of 10:00 a.m. (Saskatoon time) for the following purposes:

1.	To receive and consider the report of the directors and audited consolidated financial statements for the year ended December 31, 2014, and the report of the auditor thereon;

2.	To elect directors for the ensuing year;

3.	To appoint KPMG LLP, Chartered Professional Accountants, as auditor for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.	To consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying information circular, to confirm and approve the continuation of the shareholder rights plan of the Corporation and the amended and restated shareholder rights plan agreement;

5.	To consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the accompanying information circular, to confirm the Corporation’s advance notice policy; and

6.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Particulars of the matters referred to above are set forth in the accompanying Management Information Circular.

Shareholders who are unable to attend the Meeting are requested to date, sign and return the enclosed form of proxy to Valiant Trust Company, 310, 606 - 4th Street SW, Calgary, Alberta T2P 1T1, in the enclosed self-addressed envelope or to the Chair of the Corporation at Suite 200, 219 Robin Crescent, Saskatoon, Saskatchewan, S7L 6M8, not less than 48 hours prior to the time of the Meeting or any adjournment thereof.

DATED at the City of Saskatoon, in the Province of Saskatchewan, this 26th day of March, 2015.

BY ORDER OF THE BOARD OF

 DIRECTORS

Brian R. Booth, P.Geo.

Chair